Exhibit 99.1

THIS ANNOUNCEMENT (INCLUDING THE APPENDICES) AND THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, OR INTO ANY JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER OR AN INVITATION TO ACQUIRE OR DISPOSE OF ANY SECURITIES. YOUR ATTENTION IS ALSO DRAWN TO THE IMPORTANT NOTICE AT THE END OF THIS ANNOUNCEMENT.

Summit Therapeutics plc

(“Summit”, the “Company” or the “Group”)

Summit Therapeutics Announces a Proposed Subscription to Raise $25.0 million and Notice of General Meeting

Oxford, UK, and Cambridge, MA, US, 17 December 2018 - Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), a leader in new mechanism antibiotic innovation, announces that it has entered into a securities purchase agreement for the sale of $25 million of American Depositary Shares (“ADSs”), representing its ordinary shares, in a private placement which is subject to certain shareholder approvals being obtained and certain customary closing conditions being satisfied.

Highlights

•

$25.0 million (before expenses) to be raised through a subscription of 78,125,000 new ordinary shares of one penny each in the Company (“New Ordinary Shares”) in the form of 15,625,000 ADSs at a subscription price of $1.60 per ADS (the “Subscription”).

•	The subscription price of $1.60 per ADS represents a premium of 32% to the Nasdaq closing ADS price on 14 December 2018.

•

The Directors believe that following the closing, the net proceeds of the Subscription, together with the Company’s existing cash resources and funding agreements, will extend its cash runway through 31 January 2020. The Company expects to use these funds to support the following activities:

•	Initiation and commencement of patient enrolment into the Phase 3 clinical programme of ridinilazole for the treatment of Clostridium difficile infection.

•	Completion of IND-enabling studies for SMT-571 for the treatment of gonorrhoea.

•	Accelerate the development of the Company’s discovery assets including its programme targeting the ESKAPE pathogens.

•	General corporate purposes.

•

The Subscription is being made by Mr Robert W. Duggan, a US citizen who is currently the Chief Executive Officer of Duggan Investments, a private investment firm. Mr Duggan was previously the Chairman of the Board and Chief Executive Officer of Pharmacyclics, Inc., which was sold to AbbVie Inc., in 2015 and is currently Chairman of the Board of Directors for Pulse Biosciences, Inc.. Mr Duggan’s investment focus is on patient-friendly breakthrough therapies to the resolution of complex healthcare situations, including the urgent need to develop new antibiotic treatments for the benefit of patients. Mr Duggan holds Summit’s management team and the Company’s strategy for developing innovative antibiotics for patients with serious infectious diseases in high-regard.

The Subscription is not being underwritten and is conditional (amongst other things) upon the passing of a resolution to approve a waiver (the “Rule 9 Waiver”), which has been granted by the Takeover Panel, of certain obligations that would otherwise arise on Mr Duggan in connection with the Subscription pursuant to rule 9 of the City Code on Takeovers and Mergers (the “City Code”) and shareholder authority for the disapplication of pre-emptive rights. Shareholder approval of these resolutions (the “Resolutions”) will be sought at a general meeting of the Company to be held at the offices of CMS Cameron McKenna Nabarro Olswang LLP, at Cannon Place, 78 Cannon Street, London EC4N 6AF, at 11:00 a.m. on 4 January 2019 (the “General Meeting”).

A circular, including notice of the General Meeting, setting out (amongst other things) further details on the Subscription and the Resolutions to be proposed at the general meeting (the “Circular”) is expected to be uploaded to the Company’s website and posted to shareholders on 17 December 2018.

Application will be made to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on AIM. Assuming the Resolutions are passed, admission of the New Ordinary Shares to trading on AIM is expected to occur on or around 8.00 a.m. on 8 January 2019 (“Admission”).

Glyn Edwards, Chief Executive Officer of Summit, said: “Mr Duggan is a seasoned healthcare entrepreneur and investor whose proposed investment into our Company speaks volumes about the potential that our new mechanism antibiotics have in addressing serious infectious diseases. We are thrilled with his commitment to Summit and look forward to advancing our programmes targeting infections caused by C. difficile, N. gonorrhoeae and ESKAPE pathogens and showing significant advantages over current standards of care.”

Recommendation

The Board is of the opinion that the Subscription, the Rule 9 Waiver and the Resolutions are fair and in the best interests of the Company and its Shareholders as a whole.

Accordingly, the Directors unanimously recommend that Shareholders vote in favour of each of the Resolutions (to the extent they are entitled to), as the Directors intend to do in respect of their own beneficial shareholdings.

Important Information on Rule 9 Waiver

Mr Duggan is currently a beneficial holder of approximately 0.2% of the Company’s current issued share capital. Mr Duggan has agreed to subscribe for 78,125,000 New Ordinary Shares in the form of 15,625,000 ADSs. This is an amount that would increase his percentage holding of the Company following completion of the Subscription to over 30%, which, without a waiver of the obligations under Rule 9 of the City Code, would oblige Mr Duggan to make a general offer to Summit shareholders under Rule 9 of the Code (“Rule 9 Offer”).

It is expected that Mr Duggan will have a shareholding of approximately 48.81% of the total voting rights of the Company immediately following completion of the Subscription.

The Company has applied for a waiver of the requirements for Mr Duggan to make a Rule 9 Offer. The Takeover Panel has agreed to such a waiver, subject to the passing of a resolution by a poll of Independent Shareholders at the general meeting of shareholders.

About Summit Therapeutics

Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics for infections caused by C. difficile, N. Gonorrhoeae and ESKAPE pathogens and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

For more information, please contact:

Summit
Glyn Edwards / Richard Pye (UK office)	Tel: +44 (0)1235 443 951
Erik Ostrowski / Michelle Avery (US office)	+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)
Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7213 0880

N+1 Singer (Joint Broker)
Aubrey Powell / Jen Boorer, Corporate Finance
Tom Salvesen, Corporate Broking	Tel: +44 (0)20 7496 3000

Bryan Garnier & Co Limited (Joint Broker)
Phil Walker / Dominic Wilson	Tel: +44 (0)20 7332 2500

MSL Group (US)	Tel: +1 781 684 6557
Jon Siegal	summit@mslgroup.com

Consilium Strategic Communications (UK)
Mary-Jane Elliott / Sue Stuart /	Tel: +44 (0)20 3709 5700
Jessica Hodgson / Lindsey Neville	summit@consilium-comms.com

This Announcement should be read in its entirety. In particular, you should read and understand the information provided in the “Important Notices” section of this Announcement.

IMPORTANT NOTICES

Forward Looking Statements

Any statements in this Announcement about the Company’s future expectations, plans and prospects, including but not limited to, whether or not the Company will consummate the Subscription and the anticipated use of proceeds from the Subscription, the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential of the Discuva Platform, the potential commercialisation of the Company’s product candidates, the sufficiency of the Company’s cash resources, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the risk that the Company’s shareholders do not approve the Subscription, the risk that the other closing conditions to the Subscription are not satisfied, the ability of BARDA or CARB-X to terminate the Company’s contract for convenience at any time, the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 January 2018. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this Announcement represent the Company’s views only as of the date of this release and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this Announcement.

Inside Information

This Announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (“MAR”). In addition, market soundings (as defined in MAR) were taken in respect of the Subscription with the result that certain persons became aware of inside information (as defined in MAR), as permitted by MAR. This inside information is set out in this Announcement. Therefore, those persons that have received inside information in a market sounding are no longer in possession of such inside information relating to the Company and its securities. The person responsible for arranging for the release of this Announcement on behalf of the Company is Richard Pye, Senior Director, Corporate Affairs and Communications.

US Securities Act

The ADSs, representing ordinary shares, to be sold in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable U.S. state securities laws, and accordingly may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

APPENDIX I

BACKGROUND TO THE SUBSCRIPTION

Introduction

The Company today announced that it proposes to raise a total of approximately $25 million (before expenses) by means of a Subscription by Mr Robert W. Duggan for 15,625,000 ADSs at a price of $1.60 per ADS. Each ADS represents five Ordinary Shares meaning that 78,125,000 new ordinary shares are proposed to be issued pursuant to the Subscription.

The subscription price represents a premium of approximately 32 per cent. to the Nasdaq closing ADS price on 14 December 2018, being the last trading day prior to the announcement of the Subscription by the Company.

Completion of the Subscription is subject to the granting of a Rule 9 Waiver in respect of Mr Duggan. Further details relating to the Rule 9 Waiver and the Takeover Code will be contained in the Circular, to be posted to shareholders and made available via the Company’s website on 17 December 2018.

Information on Summit

Summit is a leader in antibiotic innovation. The Company’s new mechanism antibiotics are designed to become the new standards of care for serious infectious diseases.

Due to the increase in antibiotic resistance, bacterial infectious diseases are one of the biggest threats to global health, food security and development according to the World Health Organization (“WHO”). The WHO has stated that antibiotic resistance is rising to dangerously high levels in all parts of the world, that new resistance mechanisms are emerging and spreading globally that threaten the ability to treat common infectious diseases, and that without urgent action the world is heading for a post-antibiotic era in which common infections and minor injuries can once again kill. Today, it is estimated that approximately 700,000 people die of resistant infections every year. The 2016 O’Neill Review on Antimicrobial Resistance stated that by 2050, an estimated 10 million lives a year with a cumulative $100 trillion of economic output are at risk due to the rise of antibiotic resistant infections.

Summit’s strategy is to develop new mechanism antibiotics that can show significant advantages over current standards of care in clinical trials and offer a compelling value proposition to payors. Through these collective efforts, Summit believes it can position its new mechanism antibiotics for commercial success and help combat the threat from antibiotic resistance.

Summit’s pipeline currently includes new mechanism antibiotics for the treatment of infections associated with Clostridium difficile, Neisseria gonorrhoeae and ESKAPE pathogens. In addition, Summit’s proprietary Discuva Platform is being used for the discovery and development of new mechanism antibiotics to support the expansion of the Company’s pipeline.

Ridinilazole for the treatment of C. difficile infection

Summit’s strategy in antibiotic development is exemplified by ridinilazole, the Company’s novel-class, Phase 3-ready precision antibiotic in development for the front-line treatment of Clostridium difficile infection (“CDI”).

CDI is a bacterial infection of the colon that produces toxins causing inflammation of the colon and severe diarrhoea. CDI can also result in more serious disease complications, including pseudomembranous colitis, bowel perforation, toxic megacolon, sepsis and death. It is estimated that there are over one million cases of CDI annually in the United States and Europe, with CDI associated with approximately 29,000 deaths per year in the United States alone. The community of microorganisms that make up the natural gut flora, commonly referred to as the “microbiome”, is known to play an important role in protecting against CDI. The US Centers for Disease Control and Prevention (the “CDC”) classifies C. difficile as one of three bacteria that pose an urgent healthcare threat, the highest warning level.

Based on clinical trial results to date, ridinilazole selectively targets C. difficile bacteria without causing collateral damage to the gut microbiome, and therefore has the potential to be a front-line therapy that treats not only the initial CDI infection, but importantly reduces the rate of CDI recurrence.

In a Phase 2 proof of concept clinical trial, ridinilazole demonstrated clinical and statistical superiority in sustained clinical response (“SCR”) over vancomycin, the current standard of care. SCR is a combined endpoint that measured cure of the initial infection and whether patients had disease recurrence 30 days after completing treatment. In the Phase 2 trial, ridinilazole achieved a SCR rate of 66.7% compared to 42.4% for vancomycin.

Ridinilazole is expected to enter Phase 3 clinical trials in the first quarter of 2019. The Phase 3 programme has been designed to be similar to the Phase 2 clinical trial. The programme will comprise two global Phase 3 clinical trials that will enrol approximately 700 patients each. The trials will be randomised and double blind with half of patients to be dosed with ridinilazole, and the other half with vancomycin. The design of the Phase 3 trials also includes various health economic outcome measures that are expected to support the commercialisation of ridinilazole. Top-line data are expected to be reported in the second half of 2021.

The ongoing clinical and regulatory development of ridinilazole is being supported by a contract with Biomedical Advanced Research and Development Authority (“BARDA”), an agency of the United States government, which potentially provides up to $62 million in non-dilutive funding. To date, total committed BARDA funding under this contract is $44 million, including a $12 million option that was exercised by BARDA in August 2018. These committed funds from BARDA are expected to be drawn down during the course of the Phase 3 clinical trials and for drug manufacturing activities required for the submission of marketing approval applications and other regulatory activities.

SMT-571 for the treatment of gonorrhoea

It is estimated by the WHO that there are approximately 78 million new cases of gonorrhoea globally per year. Neisseria gonorrhoeae has consistently developed resistance to each class of antibiotics recommended for treatment and there is now only one treatment recommended by the CDC, a combination of two antibiotics. The WHO ranks as “High” the priority of R&D investment into the search for antibiotics which are effective against N. gonorrhoeae and in August 2018, the CDC stated that in light of increased problems with resistance, additional treatment options were urgently required.

SMT-571 is Summit’s preclinical development candidate for the treatment of gonorrhoea. SMT-571 has a new mechanism of action that targets cell division and which has shown high potency for a range of N. gonorrhoeae strains in in vitro studies, including those that are multi-drug resistant. SMT-571 is now in investigational new drug (“IND”) enabling studies with Summit expecting to initiate a Phase 1 clinical trial of SMT-571 in the second half of 2019.

In July 2018, Summit was awarded up to $4.5 million in non-dilutive funding from CARB-X, a public-private partnership dedicated to accelerating antibacterial research and development to address the rising global threat of drug-resistant bacteria. The funding is supporting the preclinical and Phase 1 clinical development of SMT-571 if certain development milestones are met.

ESKAPE programme

Summit’s third area of focus was announced in September 2018. This is a discovery programme targeting a group of bacteria called ESKAPE pathogens (Enterococcus faecium, Staphylococcus aureus, Klebsiella pneumoniae, Acinetobacter baumannii, Pseudomonas aeruginosa, Enterobacter spp.). The ESKAPE pathogens together represent the leading cause of hospital acquired infections around the world and are subject to increasing rates of resistance to existing antibiotic classes.

Discuva Platform

The development of Summit’s pipeline of new mechanism antibiotics is underpinned by its proprietary Discuva Platform. From discovery through the selection of optimised clinical candidates, the Discuva Platform has the potential to deliver antibiotics with new mechanisms of action and a low likelihood of resistance development combined with a targeted spectrum of activity. The Discuva Platform utilises proprietary libraries of a wide range of bacteria that can be used to generate new mechanism antibiotics against bacteria that are classified as urgent or high-risk threats by the CDC and WHO. The Discuva Platform was used in the discovery and development of Summit’s gonorrhoea and ESKAPE pathogen programmes, as well as in a collaboration with Roche using the Discuva Platform for the discovery and development of new antibiotic compounds.

Relationship agreement

Immediately upon Admission, Mr Duggan is expected to hold approximately 48.81 per cent. of the enlarged share capital. The Company and Cairn have therefore entered into a Relationship Agreement with Mr Duggan to regulate his relationship with the Company from Admission and to limit his influence over the Board’s corporate actions and activities and the outcome of general matters pertaining to the Group.

Expected timetable of principal events

Publication of Circular and Form of Proxy	17 December 2018
Latest time and date for receipt of the Form of Proxy	11:00 a.m. on 2 January 2019
General Meeting	11:00 a.m. on 4 January 2019
Result of General Meeting announced via RIS	4 January 2019
Expected date for Admission	8 January 2019

Action to be taken

A notice convening the General Meeting, to be held at the offices of CMS Cameron McKenna Nabarro Olswang LLP at Cannon Place, 78 Cannon Street, London EC4N 6AF at 11:00 a.m. on 4 January 2019, will be included in the Circular which is expected to be posted to Shareholders and uploaded to the Company’s website on 17 December 2018.

Recommendation

The Board is of the opinion that the Subscription, the Rule 9 Waiver and the resolutions are fair and in the best interests of the Company and its shareholders as a whole.

Accordingly, the Directors unanimously recommend that shareholders vote in favour of each of the resolutions (to the extent they are entitled to), as the Directors intend to do in respect of their own beneficial shareholdings.

-END-